

January 12, 2023

Rick Iler
Principal Executive Officer
Global System Dynamics, Inc.
815 Walker Street
Suite 1155
Houston, TX 77002

   Re: Global System Dynamics, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 30, 2022
     File No. 001-40707

Dear Rick Iler:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Scott Doney, Esq.